Exhibit 99.1

Taseko>
Letter to Shareholders – March 30, 2016
Why risk a $750 million state-of-the-art mine
with a bondholding dissident you can’t trust?

Six of the most important conclusions we would like you, as shareholders, to consider:

•	Each of Russ Hallbauer, Ron Thiessen and Bob Dickinson is far better qualified than any of the Raging River Capital LP (“RRC”) nominees

•	Under current leadership, Taseko is a mining success story and has developed a strong foundation for growth

•	RRC cannot be trusted – It has not been forthright, particularly regarding its serious conflicts of interest involving Golden Leashes and Bonds

•	Contrary to RRC’s allegations, Taseko’s arrangements with Hunter Dickinson Inc. are transparent and have benefited Taseko

•	RRC’s strategy will destroy shareholder value with risky short-term measures designed to benefit RRC as a bondholder

•	Taseko has rigorous corporate governance procedures in place

Cover Image: Taseko’s Gibraltar Mine, June 2014 (photo by Larry Goldstein)

Raging River has a record of consistently omitting or camouflaging information in its regulatory filings. Shareholders should be asking why.

None of the RRC Nominees offer anywhere near the level of expertise and success of Russ, Ron and Bob

Dear Taseko Shareholder,

You have an important decision to make. It is one that will affect the value of your investment in Taseko, perhaps for years to come. Your vote is being solicited by a recently formed dissident group called Raging River Capital LP (“RRC”). It is first and foremost a group of bondholders, but it also owns some Taseko shares. And it is trying to dramatically change the composition of your board of directors and the direction of your Company.

On January 11, 2016, I was appointed as Chair of a Special Committee comprised of experienced Taseko directors to provide independent input into your Company’s response to RRC’s dissident campaign. With that important responsibility in mind, I would like to offer you the Special Committee’s perspective, following our careful and extensive review of the relevant facts.

RRC proposes to replace three of Taseko’s most experienced directors – Russ Hallbauer, your CEO; Ron Thiessen, your Chairman; and Bob Dickinson – with four of its own nominees (the “RRC Nominees”). If RRC is unsuccessful with that proposal, it wants the RRC Nominees elected to an expanded and unwieldy board of twelve.

We recommend that you vote AGAINST all of RRC’s proposals. Our detailed reasons for making these recommendations are contained in the accompanying Management Information Circular. But here are a few of the most important conclusions we would like you, as shareholders, to consider:

•	Each of Russ, Ron and Bob is far better qualified than any of the RRC Nominees

•	Under current leadership, Taseko is a mining success story and has developed a strong foundation for growth

•	RRC cannot be trusted – It has not been forthright, particularly regarding its serious conflicts of interest involving Golden Leashes and Bonds

•	Contrary to RRC’s allegations, Taseko’s arrangements with Hunter Dickinson Inc. (“HDI”) are transparent and have benefited Taseko

•	RRC’s strategy will destroy shareholder value with risky short-term measures designed to benefit RRC as a bondholder

•	Taseko has rigorous corporate governance procedures in place

Once you understand the facts about RRC’s intentions, tactics and track record, we believe you will join us and vote AGAINST the dissident’s proposals.

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

Russ, Ron and Bob: The Right Team With the Right Experience

RRC’s criticisms of targeted directors Russ Hallbauer, Ron Thiessen and Bob Dickinson are unwarranted and unfair. These three directors have devoted many years of service to Taseko, assumed personal financial risk to help us buy the Gibraltar mine and as a team have a strong track record of successful mine development and operation. They have collectively raised $1.4 billion in the capital markets for mining projects worldwide. And they have an enviable track record of creating shareholder value, both through the sale of five public companies to major mining companies for $1.25 billion, as well as through the creation of a solid mid-tier producer like Detour Gold, which has a current market capitalization of $3.3 billion. None of the RRC Nominees offer anywhere near the level of expertise and success of Russ, Ron and Bob.

Finally, Russ, Ron and Bob own 4% of Taseko’s shares and no bonds: their interests and yours are fully aligned.

Your Board has Developed a Strong Foundation for Growth

Your current board has delivered financial stability and flexibility to manage Taseko through the lows of the commodity price cycle, which are hopefully now behind us. Our shares have outperformed our closest peers and we are well placed to grow with rising metals prices, as witnessed over the past two months. Our investments in Gibraltar have resulted in a state-of-the-art mine, the second largest open pit copper producer in Canada. It is the safest major mine in British Columbia, with no lost-time accidents for two years in a row. And our pipeline of advanced-stage projects – New Prosperity, Florence and Aley – provides Taseko with leverage for greater growth as metal markets improve.

RRC’s Disclosure is Not Forthright

Taseko shareholders expect truthful disclosure and leadership from their Board.

But, RRC has a disquieting record of consistently omitting or camouflaging information in its regulatory filings – particularly regarding potential conflicts with Taseko shareholders. The four most serious omissions that we have uncovered to date are as follows:

RRC owns Bonds – In Tough Times, Interests of Bondholders and Shareholders Diverge

RRC claims it is “a shareholder first”, but that’s not true. It is a bondholder first and foremost, with a considerably larger position in Taseko’s bonds than shares. In challenging financial circumstances, the economic interests of bondholders and shareholders diverge. And the consequences for shareholders can be severe if lenders run the board.

Yet, RRC made no mention of its bondholdings during the first 56 days of its proxy campaign, until Taseko complained on behalf of shareholders.

Golden Leashes: The RRC Nominees are Bought and Paid For

The RRC Nominees will be financially compensated through arrangements known as “Golden Leashes”. Golden Leashes have been roundly criticized by proponents of sound corporate governance. These structures will incentivize the RRC Nominees to focus on bondholder interests instead of shareholder interests and on short-term results at the expense of Taseko’s long-term value.

Our shares have outperformed our closest peers and we are well placed to grow with rising metals prices

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

(1)

Taseko has posted a copy of the Bankruptcy Settlement Agreement to its website (http:// www.tasekomines.com/proxy-contest/shareholder-materials) so that shareholders can judge for themselves. Mr. Radzik does not acknowledge any of the Trustee’s allegations.

RRC was particularly secretive about its Golden Leashes. It buried them deep within a 266-page regulatory filing, which was only made on March 9 after Taseko had initiated a complaint before a US federal District Court.

The Bankruptcy that Illustrates RRC’s Conflict of Interest

In a 2010 corporate bankruptcy, Mark Radzik, one of the RRC Nominees, served as both a director of the debtor company as well as the principal of one of its lenders. The bankruptcy trustee questioned whether Mr. Radzik and other conflicted directors “violated their fiduciary duties of care and loyalty” and “Lenders … improperly benefited from the actions of the Directors”.(1) It is deeply troubling that Mr. Radzik is again seeking the same conflicted role as a director and lender at Taseko.

Despite this, in its requisition for the Special Meeting and a January 13, 2016 news release, RRC explicitly denied RRC Nominees’ involvement with any bankruptcies within the previous ten years. Shareholders should be asking why.

Who holds the Golden Leashes?

What is Wanxiang’s Real Role?

A significant co-investor with RRC is an affiliate of a Chinese conglomerate called the Wanxiang Group. Wanxiang has, among other things, a controlling interest in the Hyesan Youth Copper Mine in North Korea through a joint venture with North Korea’s Ministry of Mining Industries.

RRC did not tell you that in 2012 another Wanxiang Group affiliate was in negotiations with Curis Resources

Ltd. to acquire a 19.9% interest in the Florence Copper project that Taseko now owns. While no agreement was reached, this is clear evidence that RRC is being dishonest when it says Florence Copper has no value.

There may well be more to RRC’s relationship with Wanxiang than RRC is disclosing. Does Wanxiang have an eye on a fire-sale acquisition of Taseko’s mineral assets, perhaps Florence Copper? Hard to say, because RRC has not disclosed any reason for Wanxiang’s involvement in this proxy fight.

The Dissident’s Strategy: a Flawed Plan with No Long-Term Benefits for Shareholders

RRC’s “strategy for growth” appears to be badly misnamed. From the Special Committee’s perspective, it provides no long-term benefits for Taseko shareholders. Divesting non-core assets near the bottom of a market cycle will destroy Taseko’s strategically assembled development pipeline, reduce medium and long-term leverage to metal prices and inhibit future growth, all for minimal return. Furthermore, proposed reductions in stripping ratios at the Gibraltar mine will shorten its mine life. Finally, cutting costs to meet arbitrary targets chosen without input from an experienced operating team, while removing Taseko’s long-serving CEO and Chair from the Board and terminating the HDI services agreement, risks operational chaos at Gibraltar.

Ultimately RRC’s risky strategy will not benefit Taseko shareholders. Instead, RRC has been very clear that the cash generated from RRC’s short-term fire-sale and cost cutting will be used to repurchase outstanding bonds – bonds which are held by RRC and that will allow the RRC Nominees to collect on their Golden Leashes. Their strategy is both short sighted and self-serving.

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

Contrary to allegations made by RRC, Taseko’s arrangements with HDI are transparent and beneficial to Taseko

No wonder that the only significant Taseko shareholder to publicly support RRC’s strategy, Vertex One Asset Management Inc., is also a major bondholder.

Taseko Benefits from Its Relationship with Hunter Dickinson

RRC has alleged that a conflict exists within Taseko due to it contracting for services from HDI, a private mining services company owned by a number of mining professionals in which Russ, Ron and Bob own a partial interest. We think this claim is a red herring to distract shareholders from RRC’s worrisome broader strategy.

Contrary to allegations made by RRC, Taseko’s arrangements with HDI are transparent and beneficial to Taseko. We pay for necessary services on a flexible and as-needed basis under a Service Agreement which has been publicly filed on SEDAR since 2010. This agreement has no minimum services purchase obligation and can be cancelled at any time without penalty on 30 days’ notice. We pay HDI the same or less than what third party vendors would charge for such services or the cost of staffing for such services internally.

Moreover, we have corporate governance protocols in place to eliminate any related party conflict of interest, including in the rare case where Taseko invests in a project or company that also involves HDI. When HDI is involved, our independent directors review the expenses and make the investment decisions. Russ, Ron and Bob remove themselves from the entire process, and abstain from voting.

And we are now providing shareholders with voting procedures which give them a direct say on the HDI relationship. Our relationship with HDI will likely be the most transparent and closely managed of any supplier relationship in the mining industry.

The RRC Nominees are Just Not Qualified

In the Special Committee’s view, the RRC Nominees are not qualified to lead Taseko. Their biographies omit important details, including under-performance in previous management roles and directorships, as well as the bankruptcy described above. Two of the RRC Nominees have NO direct board or management experience with publicly traded, operating mining companies. We question whether shareholders would want to place their investment in such inexperienced hands.

We do not believe the RRC Nominees have your best interests at heart. Shareholders are entitled to openness and transparency. By trying to keep their conflicts of interest hidden, the RRC Nominees have shown they cannot be trusted.

We encourage you to read the enclosed Taseko Circular and visit our website www.tasekomines.com for further detail on the matters raised in this letter. It is very important for you to ACT TODAY to protect your investment by voting AGAINST all RRC Proposals.

Thank you for your ongoing confidence in and support of Taseko’s Board.

On behalf of the Board,

“Linda Thorstad”

Linda Thorstad

Taseko Director,

Chair of the Special Committee

YOUR VOTE IS VERY IMPORTANT - SUBMIT ONLY YOUR YELLOW PROXY TODAY.

FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:

1-877-452-7184 TOLL FREE (416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

YOUR VOTE HAS NEVER BEEN MORE IMPORTANT.

THE BOARD OF TASEKO RECOMMENDS VOTING ONLY

THE YELLOW PROXY:

THE FUTURE OF YOUR INVESTMENT WILL BE

DETERMINED BY THE OUTCOME OF THIS VOTE.

If you have any questions or require assistance with voting, please contact Taseko’s proxy solicitor Laurel Hill Advisory Group

North America Toll Free: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com